UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended March 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from                      to

Commission file number 1-5517

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Scientific-Atlanta, Inc.

1998 Employee Stock Purchase Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Scientific-Atlanta, Inc.

5030 Sugarloaf Parkway

Lawrenceville, Georgia 30044

REQUIRED INFORMATION

AUDITED FINANCIAL STATEMENTS

Scientific-Atlanta, Inc.

1998 Employee Stock Purchase Plan

As of March 31, 2003 and 2002, and for each of the the Three Years in the Period ended March 31, 2003 with Report of Independent Auditors

Scientific-Atlanta, Inc.

1998 Employee Stock Purchase Plan

Audited Financial Statements

As of March 31, 2003 and 2002, and for each of the

Three Years in the Period ended March 31, 2003

Report of Independent Auditors

Human Resources and Compensation Committee of the Board of Directors of Scientific-Atlanta, Inc.

We have audited the accompanying statements of financial condition of the Scientific-Atlanta, Inc. 1998 Employee Stock Purchase Plan as of March 31, 2003 and 2002, and the related statements of changes in plan equity for each of the three years in the period ended March 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Scientific-Atlanta, Inc. 1998 Employee Stock Purchase Plan at March 31, 2003 and 2002, and the changes in its plan equity for each of the three years in the period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States.

/s/    ERNST & YOUNG LLP

May 30, 2003

Atlanta, Georgia

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Scientific-Atlanta, Inc.

1998 Employee Stock Purchase Plan

Statements of Financial Condition

	March 31
	2003	2002
Assets
Receivable from Scientific-Atlanta, Inc.	$391,205	$265,587

Liabilities and plan equity
Obligations to purchase Scientific-Atlanta, Inc. common stock and issue refunds	$391,205	$265,587
Plan equity	—	—

	$391,205	$265,587

See accompanying notes.

2

Scientific-Atlanta, Inc.

1998 Employee Stock Purchase Plan

Statements of Changes in Plan Equity

	Year ended March 31
	2003	2002	2001
Additions:
Participant contributions	$1,677,691	$2,146,643	$1,526,499
Deductions:
Purchases of Scientific-Atlanta, Inc. common stock	1,601,870	2,102,006	1,499,413
Amounts refunded to Plan participants	75,821	44,637	27,086

Total deductions	1,667,691	2,146,643	1,526,499

Plan equity at end of year	$—	$—	$—

See accompanying notes.

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Scientific-Atlanta, Inc.

1998 Employee Stock Purchase Plan

Notes to Financial Statements

March 31, 2003

1. Description of the Plan

The following description of the Scientific-Atlanta, Inc. 1998 Employee Stock Purchase Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The purpose of the Plan is to encourage and facilitate the accumulation of savings by eligible Scientific-Atlanta, Inc. (the “Company”) employees.

The Plan is administered by the Human Resources and Compensation Committee of the Company’s Board of Directors.

The Company offers to eligible employees an option to purchase shares of the Company’s common stock, $0.50 par value per share (the “Common Stock”), on a calendar quarter basis through payroll deductions of an amount up to, but not exceeding, ten percent in whole percent increments of his or her annual compensation. Regular employees of the Company who work at least twenty hours per week are eligible to participate in the Plan beginning in the quarterly plan period following the employee’s completion of one hour of regular service with the Company. Directors of the Company and officers who are elected by the Board of Directors are not eligible to participate in the Plan. A participant may cancel his or her participation in the Plan at any time prior to a stock purchase date by withdrawing from the Plan ten days prior to the next stock purchase date. Any funds contributed by the participant which have not been used to purchase stock are refunded to the participant upon withdrawal.

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1. Description of the Plan (continued)

A participant may elect in writing to increase or decrease his or her rate of contribution effective at the beginning of the next subsequent quarterly Plan period. Stock is purchased on the last day of each quarterly plan period, or next preceeding business day if the last day of the quarterly plan period is not a business day, using the funds accumulated from payroll deductions. The purchase price of the shares purchased under the Plan is the lower of (a) the fair market value of the stock on the stock purchase date meaning the closing sales price on the stock purchase date, as reported on the New York Stock Exchange Composite or (b) the average of the closing sales price as reported on the New York Stock Exchange Composite for each trading day of the quarterly plan period.

The number of participants in the Plan at March 31, 2003, 2002, and 2001 are 278, 431, and 505, respectively.

Even though there are no current intentions to do so, the Board of Directors can terminate the Plan at any time. Upon termination of the Plan, all payroll deductions not used to purchase Common Stock would be refunded to participants.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting.

Plan Expenses

The Company pays all administrative expenses of the Plan.

3. Federal Income Taxes

The Plan is not intended to qualify as an Employee Stock Purchase Plan under Section 423 of the Internal Revenue Code of 1986.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCIENTIFIC-ATLANTA, INC. 1998 EMPLOYEE STOCK PURCHASE PLAN

By:	SCIENTIFIC-ATLANTA, INC.

By:	/s/ BRIAN C. KOENIG
Name:	Brian C. Koenig
Title:	Senior Vice President, Human Resources

Date: June 27, 2003

Exhibit Index

23.1	Consent of Ernst & Young LLP